

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD Digital Inc.**
> **Amendment No. 13 to**
> **Registration Statement on Form F-1**
> **Filed on June 10, 2022**
> **File No. 333-256322**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

Amendment No. 13 to Registration Statement on Form F-1

Cover Page

1. We note your revised disclosure that the PRC government's significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time could limit your ability to transfer or use your cash outside of Mainland China. Please revise to clarify that the PRC government's significant authority to intervene or influence an offshore holding company at any time could limit your ability to transfer or use your cash outside of Mainland China and Hong Kong, or revise to indicate that the PRC could limit your ability to transfer or use your cash outside of China. Similarly

revise at pages 10, 11, 22 and 23, and throughout, as applicable.

Index to Consolidated Financial Statements, page F-1

2.   Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit in accordance with Instruction 2 to Item 8.A.4.

 You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance